Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Recro Pharma, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated February 10, 2014 contains an explanatory paragraph that states that Recro Pharma, Inc. has incurred recurring losses and negative cash flows from operations since inception and has a net capital deficiency. Such matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 10, 2014